FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2002

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)]

Form 20-F [ ✓ ]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [ ✓ ]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis (Registrant)

Date : 20th November, 2002	Apostolos Tamvakakis Deputy Governor

NATIONAL BANK OF GREECE

PRESS RELEASE

The mergers were approved by the General Meetings

     The three Repeat General Meetings of National Bank of Greece’s Shareholders and Bondholders were held today.

     The General Meeting of Shareholders approved all the items on the agenda, i.e. the merger by absorption of Banque Nationale de Grèce (France) by National Bank of Greece S.A. and the merger by absorption of National Investment Bank for Industrial Development S.A. (ETEBA) by National Bank of Greece S.A.

     The above meeting was followed by the special General Meetings of Bondholders, which also approved the mergers by absorption of Banque Nationale de Grèce (France) and of ETEBA by National Bank of Greece S.A.

Athens, 20 November 2002